================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2003

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F   [X]    Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

================================================================================

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Appendix 4B Interim Financial Report for the 6 months ended December 31, 2002 dated March 13, 2003.


2.   Prana  Biotechnology  Limited  new  issue  announcement,   application  for
     quotation of additional securities and agreement dated March 13, 2003.

                                                                          ITEM 1

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                          PRANA BIO TECHNOLOGY LIMITED
                               ABN 37 080 699 065


                            INTERIM FINANCIAL REPORT
                                31 December 2002

                                DIRECTORS' REPORT

The Directors of Prana Biotechnology Limited herewith submit the financial report for the six months ended 31 December 2002. In order to comply with the Corporations Act 2001, the Directors' report as follows:

DIRECTORS

The names of Directors who held office during or since the end of the financial year are:

Geoffrey Kempler,          Executive Chairman                 11 November 1997
Professor Colin Masters,   Executive Director                 9 December 1999
Brian Meltzer,             Non-Executive Director             9 December 1999
George Mihaly,             Non-Executive Director             9 December 1999


THE RESULT

The operating loss for the Company for the half year amounted to $3,138,115 (prior half year loss $2,533,922)


REVIEW OF OPERATIONS

The Chairman and senior staff recently prepared a presentation to shareholders covering achievements to date, goals for the current year and the outlook for 2003, an extract of the presentation is included below.

Overview

The three main points made at the presentation are:

1. Through preclinical and clinical proof of concept studies, MPACs have established themselves as a revolutionary and exciting strategy to address neurodegenerative diseases.

2.   Our  findings  have  been   scrutinised  and  embraced  by  several  global
     Pharmaceutical companies who are keenly negotiating with Prana to establish ongoing collaborations.

3. We have a significant head start in the development of intellectual property to drive value into the hands of shareholders.


--------------------------------------------------------------------------------
                                                                   Page 1 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


Extract of the Executive Chairman's presentation

Let me begin with a recap of the overall goals and purpose of the company. Prana was established to develop drugs to treat the underlying toxicity associated with aggregating proteins in the brain, beginning with Alzheimer's disease (AD). We have evidence that our approach will help with a broad range of other major neurodegenerative disorders. The toxicity is a consequence of this metal protein interaction. Therefore our therapeutic strategy has been to develop drugs that attenuate this activity between metals and proteins - a class of molecules called MPAC's (metal-protein attenuating compounds).

The ideal drug for an AD patient would have 3 qualities:

     1. Treat the symptoms - improve cognition in patients;

     2. Treat the cause - address the underlying pathology of the disease; and,

     3. Be suitable for long term use.

Current drugs on the market only partially arrest the symptoms over a limited period of time, but do not stop the inexorable progression of the disease. Nonetheless, even these drugs have combined sales of about a billion dollars.

So what is the hope for Prana's MPAC drugs? Prana's aim has always been to develop the ideal drug that goes beyond existing drugs. Initially we selected Clioquinol, an existing compound with MPAC attributes, to provide clinical proof of concept. To test this we designed a small clinical trial and the results of the trial strengthen our belief that MPAC's have the potential not only to benefit cognition but also to positively influence the underlying causes of the pathology of the disease.

These results have been shared, in confidence, with a select group of international Pharmaceutical companies who have independently reviewed both the scientific and clinical data and have provided us with independent confirmation of the validity of the therapeutic approach. Their enthusiastic responses provide us with the confidence to predict that the company will enter into a significant collaboration with a suitable pharmaceutical company.

Share price and cash position

Let me comment on the recent share trading in Prana and our cash position. Prana has raised a total of A$13million from the public to develop the company to this point. At the time of the original IPO in Australia, back in March 2000, original investors who subscribed for fully paid ordinary shares also received a 1:2 attaching Option to purchase an additional share in the company, exercisable at 50 cents before the 1st of March this year. In the US Options are more commonly know as Warrants. Investors have always been cogniscent that these Options would be exercised and converted into shares. Accordingly the conversion of these Options has always been anticipated in considering the underlying market capitalisation of the company. It is important to note that the conversion of these Options does not have a new dilutionary effect of the market capitalisation of the company. The Company will receive approximately $3.5 million from the conversion of these Options, which is fully underwritten. We believe the recent selling in Prana shares has arisen from some Option holders having to sell a portion of their fully paid shares to fund the exercise of their Options. Naturally, this pressure will be eliminated from March 1 onwards.

With regard to cash, this injection of $3.5 million, in addition to our existing $1.4 million in cash and assured receipts from existing Grants, provides us with operating funds for over a year. Further funding opportunities are under evaluation for the period beyond that.


--------------------------------------------------------------------------------
                                                                   Page 2 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


Extract from Chief Operating Officer and head of Drug Development's presentation

Prana clearly had an exciting and productive 2002. Most notable was the completion of the Phase II "proof-of-concept" clinical trial with clioquinol. The in-life portion of this trial completed in early 2002 with the full analysis of the data submitted to a leading peer reviewed journal in late third quarter 2002. This publication was complex and designed to tie together the results of the clinical trial with the substantial and growing amount of preclinical scientific data and theory that supports the MPAC technology. It is clear from the time elapsed that it has not been a simple task to get a paper like this, with its broad clinical and preclinical conclusions, published. Using the feedback we have received from editors, we are now in the process of reformatting the publication for resubmission. What I am excited to tell you is that multiple major Pharmaceutical companies have rigorously assessed the clinical results and the MPAC theory and have, in their words "bought into the science" and remain very interested in entering into a potential deal with Prana. Our back-up and follow-up chemistry programs are of special interest to these companies and with almost 300 compounds, they provide any potential partner with a large selection of compounds with the appropriate attributes for clinical development. We expect that at least one partnership deal will be concluded in 2003 and that the potential exists for a further 1 or more compounds to enter the clinic in 2004.

It is probably appropriate here to spend a few minutes clarifying why "Big Pharma" finds Prana's MPAC mechanism and portfolio so interesting. Clearly the problem with present Alzheimer's disease treatments is their inability to address the underlying cause of the disease. The market leading treatments appear to provide short-lived symptomatic relief in the form of a temporary slowing in the decline of patient's cognition. After an initial improvement patients fall back on a similar decline curve to that seen prior to treatment. Pranas clinical trial with clioquinol provided an indication that this class of compound has the potential to provide a much more profound effect - modifying disease progression, changing the fundamental course of the disease. Whilst it was very pleasing to show that clioquinol can have a striking and statistically significant positive effect on cognition in the more severe patients, above and beyond that of Aricept (Pfizer), it is the observation that an MPAC can positively affect the levels of beta-amyloid in patients with less severe disease that raises the possibility of disease modification. So although receiving less initial press, it is clear to me that it is this later point which makes Prana's portfolio so sought after and commercial attractive. This provides the potential for disease modification rather than just temporary symptom relief. Independent market analysis has put the sales potential for a true disease modifying agent in Alzheimer's disease above US$10 billion.

Although Prana's most advanced area of research is Alzheimer's disease, there is a clear and growing body of new evidence (much of which is as yet unpublished) that the MPAC platform technology has potential in a variety of other serious diseases. Prana has, at present, preclinical data supporting the applicability of this technology to other neurological diseases and diseases outside neurology. Both in-house and collaborative research programs are being pursued to exploit the broad applicability of the MPAC platform technology.

In addition to this, Prana scientists are also beginning to develop programs for the long-term treatment of Alzheimer's disease using new proprietary technologies other than the MPAC platform and also to develop Alzheimer's disease diagnostics.

Prana's R&D plan for 2003/04 has been designed to optimise the number of uses for its MPAC technology including the treatment of Alzheimer's and other diseases, but also to exploit additional discoveries in Alzheimer's treatment and diagnosis. I believe we are on track to meet our 2003 milestones.

Extract from Vice President of Intellectual Property presentation

The company's portfolio covers multiple mechanisms implicated in the underlying pathology of Alzheimer's Disease and other neurodegenerative disorders. The MPAC's are directed to several of these mechanisms.

The recently completed clinical trial with clioquinol validated Prana's work by showing what MPAC's can do. Prana is the first to recognise the validity of the MPAC approach and hence to focus its chemistry expertise on developing a body of understanding of which structures will best demonstrate MPAC activity. The discovery of which structural components of a compound are responsible for the desired pharmacological and therapeutic outcomes gives Prana a tremendous lead in developing valuable Intellectual Property. For example, an understanding of what influences toxicity, what enhances blood brain penetration and what attenuates the metal protein interaction etc. Indeed, the discoveries to date have been captured in 6 new patent families, filed in recent months. The protection sought in each patent application includes MPAC composition of matter claims, method of production claims and claims to the utility of the MPACs in the treatment of numerous neurological disorders.

--------------------------------------------------------------------------------
                                                                   Page 3 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


If we look at clioquinol specifically, Prana's preparedness to settle this well known patent dispute will be heavily influenced by the interests of our future licensees and their development plans for our MPAC platform.

Our aim is one of continual expansion of our patent portfolio to protect the growing MPAC technology platform and its application to multiple disease targets.


Signed in accordance with a resolution of the Board of Directors




/s/Geoffrey Kempler
Geoffrey Kempler
Executive Chairman

Date this 13th day of March 2003






--------------------------------------------------------------------------------
                                                                   Page 4 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

                                                                 Rules 4.1, 4.3
                                   Appendix 4B

                      Half yearly/preliminary final report

Introduced 30/6/2002.

 Name of entity
 -------------------------------------------------------------------------------
   PRANA BIOTECHNOLOGY LIMITED
 -------------------------------------------------------------------------------

 ABN or equivalent company    Half yearly   Preliminary    Half year/financial
 reference                     (tick)       final (tick)   year ended (`current
                                                           period')
 ----------------------------  --------      --------      -----------------
         37 080 699 065           X                        31 December 2002
 ----------------------------  --------      --------      -----------------

For announcement to the market

Extracts from this report for announcement to the market (see note 1).                   $A
-------------------------------------------------------------------------------------------------
Revenues from ordinary activities (item 1.1)                    down           12% to    526,700

Profit (loss) from ordinary activities after tax attributable   up             24% to (3,138,115)
to members (item 1.22)

Profit (loss) from extraordinary items after tax attributable   gain (loss)
to members (item 2.5(d))                                        of

Net profit (loss) for the period attributable to members        up             24% to (3,138,115)
(item 1.11)
-------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Dividends (distributions)                                        Amount per security     Franked amount per
                                                                                              security
-----------------------------------------------------------------------------------------------------------
Final dividend (Preliminary final report only - item 15.4)
Interim dividend (Half yearly report only - item 15.6)                   -(cent)                -(cent)
-----------------------------------------------------------------------------------------------------------
Previous corresponding period (Preliminary final report -
item 15.5; half yearly report  - item 15.7)                              -(cent)                -(cent)
-----------------------------------------------------------------------------------------------------------

                                                           ---------------------
+Record  date  for   determining   entitlements   to  the
dividend,                                                            -
(in the case of a trust, distribution) (see item 15.2)
                                                           ---------------------

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
--------------------------------------------------------------------------------


If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

--------------------------------------------------------------------------------
                                                                   Page 5 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Condensed consolidated statement of financial performance
                                                             -----------------------------------------------
                                                                 Current period       Previous corresponding
                                                                       $A                     period
                                                                                          July - Dec 01
                                                                                                $A
                                                             -----------------------------------------------
1.1      Revenues from ordinary activities (see items 1.23               526,700                   601,089
         -1.25)

1.2      Expenses from ordinary activities (see items 1.26            (3,664,815)               (3,135,011)
         & 1.27)
1.3       Borrowing costs                                                      -                         -
1.4      Share of net profits (losses) of associates and                       -                         -
         joint venture entities (see item 16.7)
-----------------------------------------------------------------------------------------------------------
1.5      Profit (loss) from ordinary activities before tax            (3,138,115)               (2,533,922)

1.6      Income tax on ordinary activities (see note 4)                        -                         -
-----------------------------------------------------------------------------------------------------------
1.7      Profit (loss) from ordinary activities after tax             (3,138,115)               (2,533,922)

1.8      Profit (loss) from extraordinary items after tax                      -                         -
         (see item 2.5)
-----------------------------------------------------------------------------------------------------------
1.9      Net profit (loss)                                            (3,138,115)               (2,533,922)
1.10     Net profit (loss) attributable to outside +equity
         interests                                                             -                         -
-----------------------------------------------------------------------------------------------------------
1.11     Net profit (loss) for the period attributable to             (3,138,115)               (2,533,922)
         members
-----------------------------------------------------------------------------------------------------------
Non-owner transaction changes in equity

1.12      Increase (decrease) in revaluation reserves                          -                         -
1.13      Net exchange differences recognised in equity                        -                         -
1.14      Other  revenue,  expense and initial  adjustments
          recognised directly in equity (attach details)
          Initial   adjustments   from   UIG   transitional                    -                         -
1.15      provisions                                                           -                         -
-----------------------------------------------------------------------------------------------------------
1.16      Total  transactions  and  adjustments  recognised
          directly in equity (items 1.12 to 1.15)                              -                         -
-----------------------------------------------------------------------------------------------------------
1.17      Total  changes  in  equity  not  resulting   from
          transactions with owners as owners                          (3,138,115)               (2,533,922)
-----------------------------------------------------------------------------------------------------------

                                    --------------------------------------------
                                    Current period       Previous corresponding
 Earnings per security (EPS)                                     period
                                                             July - Dec 01
                                                                   $A
-------------------------------------------------------------------------------
 1.18    Basic EPS                      (5.3 cents)          (4.4 cents)
 1.19    Diluted EPS                    (5.3 cents)          (4.4 cents)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                   Page 6 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

                                                             ---------------------------------------------
                                                               Current period       Previous corresponding
                                                                    $A                     period
                                                                                       July - Dec 01
                                                                                             $A
                                                             ----------------------------------------------
 1.20     Profit (loss) from ordinary  activities after tax           (3,138,115)               (2,533,922)
          (item 1.7)
 1.21     Less (plus) outside +equity interests                                -                         -
-----------------------------------------------------------------------------------------------------------
 1.22     Profit  (loss)  from  ordinary  activities  after           (3,138,115)               (2,533,922)
          tax, attributable to members
-----------------------------------------------------------------------------------------------------------

Revenue and expenses from ordinary activities
(see note 15)
                                                             ----------------------------------------------
                                                              Current period       Previous corresponding
                                                                    $A                     period
                                                                                       July - Dec 01
                                                                                             $A
                                                             ---------------------------------------------

 1.23     Revenue from sales or services                                       -                         -

 1.24     Interest revenue                                                57,483                   132,089

 1.25     Other relevant revenue - Start Grant                           469,217                   469,000
          -------------------------------------------------------------------------------------------------
                                                                         526,700                   601,089
          -------------------------------------------------------------------------------------------------
 1.26     Details of relevant expenses
          Patents/Research and Development Costs                      (1,447,215)               (1,527,741)
          Consulting Fees                                               (382,278)                 (197,924)
          Legal Fees                                                    (322,772)                 (357,458)
          Wages                                                         (454,866)                 (270,387)
          Corporate Compliance                                          (468,702)                 (203,365)
          Amortisation of Intangibles                                   (550,000)                 (550,001)
          Other                                                                -                         -
                                                                         -------                   -------
          Total item 1.26                                             (3,625,833)               (3,106,876)
 1.27     Depreciation    and    amortisation     excluding              (38,982)                  (28,135)
          amortisation of intangibles (see item 2.3)
          -------------------------------------------------------------------------------------------------
          Total items 1.26 & 1.27                                     (3,664,815)               (3,135,011)
          -------------------------------------------------------------------------------------------------
          Net Profit (Loss) before tax (Item 1.5)                     (3,138,115)               (2,533,922)
 ----------------------------------------------------------------------------------------------------------
 Capitalised outlays
 1.28     Interest costs capitalised in asset values                           -                         -

 1.29     Outlays   capitalised  in   intangibles   (unless                    -                         -
          arising from an +acquisition of a business)
 ----------------------------------------------------------------------------------------------------------

Consolidated retained profits
                                                             ----------------------------------------------
                                                              Current period       Previous corresponding
                                                                    $A                     period
                                                                                       July - Dec 01
                                                                                             $A
                                                             ----------------------------------------------

1.30     Retained profits (accumulated losses) at the
         beginning of the financial period                           (10,994,424)               (5,545,957)

1.31     Net profit (loss) attributable to members (item              (3,138,115)               (2,533,922)
         1.11)

--------------------------------------------------------------------------------

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------



1.32     Net transfers from (to) reserves (details if                          -                         -
         material)
1.33     Net effect of changes in accounting policies                          -                         -
1.34     Dividends and other equity distributions paid or                      -                         -
         payable
-----------------------------------------------------------------------------------------------------------
1.35     Retained profits (accumulated losses) at end of             (14,132,539)               (8,079,879)
         financial period
------------------------------------------------------------------------------------------------------------

Intangible and extraordinary items

                                          ------------------------------------------------------------------
                                                            Consolidated - current period
                                          ------------------------------------------------------------------
                                           Before tax      Related tax         Related       Amount (after
                                               $A               $A             outside           tax)
                                                                               +equity       attributable
                                                                              interests       to members
                                               (a)             (b)               $A               $A
                                                                                 (c)              (d)
                                          ------------------------------------------------------------------
 2.1     Amortisation of goodwill                     -                 -                -                -
 2.2     Amortisation of other                  550,000                 -                -          550,000
         intangibles
                                          ------------------------------------------------------------------
 2.3     Total amortisation of
         intangibles                            550,000                 -                -          550,000
 -----------------------------------------------------------------------------------------------------------
 2.4     Extraordinary items (details)                -                 -                -                -
                                          ------------------------------------------------------------------
 2.5     Total extraordinary items                    -                 -                -                -
 -----------------------------------------------------------------------------------------------------------

                                                          --------------------------------------------------
 Comparison of half year profits                               Current year         Previous corresponding
 (Preliminary final report only)                                    $A                      period
                                                                                        July - Dec 01
                                                                                              $A
                                                          --------------------------------------------------
 3.1     Consolidated profit (loss) from ordinary                   n/a                      n/a
         activities after tax attributable to members
         reported for the 1st half year (item 1.22 in
         the half yearly report)
                                                          --------------------------------------------------
 3.2     Consolidated profit (loss) from ordinary                   n/a                      n/a
         activities after tax attributable to members
         for the 2nd half year
                                                          --------------------------------------------------

--------------------------------------------------------------------------------
                                                                   Page 8 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

                                                      -------------------------------------------------------
  Condensed consolidated statement of financial          At end of      As shown in last    As in last half
  position                                            current period    annual report $A   yearly report $A
                                                            $A
                                                      -------------------------------------------------------
            Current assets
 4.1        Cash                                            1,446,025           3,585,014          5,508,105
 4.2        Receivables                                        60,929             107,936              5,365
 4.3        Investments                                             -                   0                  0
 4.4        Inventories                                             -                   0                  0
 4.5        Tax assets                                              -                   0                  0
 4.6        Other (provide details if material)                50,248              60,367             42,422
                                                      -------------------------------------------------------
 4.7        Total current assets                            1,557,202           3,753,317          5,555,892
 ------------------------------------------------------------------------------------------------------------
            Non-current assets
 4.8        Receivables                                             -                   -                  -
 4.9        Investments (equity accounted)                          -                   -                  -
 4.10       Other investments                                       -                   -                  -
 4.11       Inventories                                             -                   -                  -
 4.12       Exploration and evaluation expenditure
            capitalised (see para .71 of AASB 1022)                 -
                                                                                        -                  -
 4.13       Development properties (+mining                         -
            entities)                                                                   -                  -
 4.14       Other property, plant and equipment
            (net)                                             188,483             139,653            159,163
 4.15       Intangibles (net)                              13,138,349          13,688,349         14,238,351
 4.16       Tax assets                                              -                   -                  -
 4.17       Other (provide details if material)                     -                   -                  -
                                                      -------------------------------------------------------
 4.18       Total non-current assets                       13,326,832          13,828,002         14,397,514
 ------------------------------------------------------------------------------------------------------------
 4.19       Total assets                                   14,884,034          17,581,319         19,953,406
 ------------------------------------------------------------------------------------------------------------
            Current liabilities
 4.20       Payables                                      (1,150,825)           (912,333)        (1,071,017)
 4.21       Interest bearing liabilities                            -                   -                  -
 4.22       Tax liabilities                                         -                   -                  -
 4.23       Provisions exc. tax liabilities                         -                   -           (23,434)
 4.24       Other (provide details if material)                     -                   -                  -
                                                      -------------------------------------------------------
 4.25       Total current liabilities                     (1,150,825)           (912,333)        (1,094,451)
 ------------------------------------------------------------------------------------------------------------
            Non-current liabilities
 4.26       Payables                                                -                   -                  -
 4.27       Interest bearing liabilities                            -                   -                  -
 4.28       Tax liabilities                                         -                   -                  -
 4.29       Provisions exc. tax liabilities                         -                   -                  -
 4.30       Other (provide details if material)                     -                   -                  -
                                                      -------------------------------------------------------
 4.31       Total non-current liabilities                           -                   -                  -
                                                      -------------------------------------------------------


--------------------------------------------------------------------------------
                                                                   Page 9 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Condensed consolidated statement of financial position continued

 ------------------------------------------------------------------------------------------------------------
 4.32       Total liabilities                             (1,150,825)           (912,333)        (1,094,451)
 ------------------------------------------------------------------------------------------------------------
 4.33       Net assets                                     13,733,209          16,668,986         18,858,955
 ------------------------------------------------------------------------------------------------------------
                                                      -------------------------------------------------------
           Equity
 4.34      Capital/contributed equity                      13,203,806          13,001,468         12,276,893
 4.35      Reserves                                        14,661,942          14,661,942         14,661,942
 4.36      Retained profits (accumulated losses)         (14,132,539)        (10,994,424)        (8,079,880)
 ------------------------------------------------------------------------------------------------------------
 4.37      Equity attributable to members of the
           parent entity                                   13,733,209          16,668,986         18,858,955
 4.38      Outside +equity interests in controlled                  -                   -                  -
           entities
                                                      -------------------------------------------------------
 4.39      Total equity                                    13,733,209          16,668,986         18,858,955
 ------------------------------------------------------------------------------------------------------------
                                                      -------------------------------------------------------
 4.40      Preference  capital  included  as part of                -                   -                  -
           4.37
 ------------------------------------------------------------------------------------------------------------

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised
(To be completed only by entities with mining interests if amounts are material.
Include all expenditure incurred.)

                                                              -----------------------------------------
                                                              Current period             Previous
                                                                    $A             corresponding period
                                                                                      July - Dec 01
                                                                                            $A
                                                              -----------------------------------------
5.1      Opening balance                                             -                       -
5.2      Expenditure incurred during current period                  -                       -
5.3      Expenditure written off during current period               -                       -
5.4      Acquisitions, disposals, revaluation increments,            -                       -
         etc.
5.5      Expenditure transferred to Development Properties           -                       -
                                                              -----------------------------------------
5.6      Closing balance as shown in the consolidated                -                       -
         balance sheet (item 4.12)
-------------------------------------------------------------------------------------------------------

Development properties
(To be completed only by entities with mining interests if amounts are material)

                                                               ----------------------------------------------
                                                                   Current period             Previous
                                                                         $A             corresponding period
                                                                                           July - Dec 01
                                                                                                 $A
                                                               ----------------------------------------------
6.1      Opening balance                                                 -                       -
6.2      Expenditure incurred during current period                      -                       -
6.3      Expenditure transferred from exploration and                    -                       -
         evaluation
6.4      Expenditure written off during current period                   -                       -
6.5      Acquisitions, disposals, revaluation increments,                -                       -
         etc.
6.6      Expenditure transferred to mine properties                      -                       -

                                                               ----------------------------------------------
6.7      Closing balance as shown in the consolidated                    -                       -
         balance sheet (item 4.13)
                                                               ----------------------------------------------

--------------------------------------------------------------------------------

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Condensed consolidated statement of cash flows

                                                         ------------------------------------------------
                                                             Current period              Previous
                                                                   $A              corresponding period
                                                                                      July - Dec 01
                                                                                            $A
                                                         ------------------------------------------------
       Cash flows related to operating activities
 7.1   Receipts from customers                                                 -                       -
 7.2   Payments to suppliers and employees                            (2,725,319)             (2,134,117)
 7.3   Dividends received from associates                                      -                       -
 7.4   Other dividends received                                                -                       -
 7.5   Interest and other items of similar nature
       received                                                           57,483                 163,634
 7.6   Interest and other costs of finance paid                                -                       -
 7.7   Income taxes paid                                                       -                       -
 7.8   Other - Start Grant                                               467,945                 695,000
                                                         ------------------------------------------------
 7.9   Net operating cash flows                                       (2,199,891)             (1,275,483)
 --------------------------------------------------------------------------------------------------------

       Cash flows related to investing activities
 7.10  Payment for purchases of property, plant and
       equipment                                                         (87,812)                (71,285)
 7.11  Proceeds from sale of property, plant and
       equipment                                                               -                       -
 7.12  Payment for purchases of equity investments                             -                       -
 7.13  Proceeds from sale of equity investments                                -                       -
 7.14  Loans to other entities                                                 -                       -
 7.15  Loans repaid by other entities                                          -                       -
 7.16  Other (provide details if material)                                     -                       -
                                                         ------------------------------------------------
 7.17  Net investing cash flows                                          (87,812)                (71,285)
 --------------------------------------------------------------------------------------------------------

       Cash flows related to financing activities
 7.18  Proceeds from issues of +securities (shares,
       options, etc.)                                                    148,714                       -
 7.19  Proceeds from borrowings                                                -                       -
 7.20  Repayment of borrowings                                                 -                       -
 7.21  Dividends paid                                                          -                       -
 7.22  Other (provide details if material)                                     -                       -
                                                         ------------------------------------------------
 7.23  Net financing cash flows                                          148,714                       -
 --------------------------------------------------------------------------------------------------------
 7.24  Net increase (decrease) in cash held                           (2,138,989)             (1,346,768)
 7.25  Cash at beginning of period                                     3,585,014               6,854,873
       (see Reconciliation of cash)
 7.26  Exchange rate adjustments to item 7.25.                                 -                       -
                                                         ------------------------------------------------
 7.27  Cash at end of period                                           1,446,025               5,508,105
       (see Reconciliation of cash)
                                                         ------------------------------------------------

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.)
     ----------------------------------------------------------------------

     ----------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   Page 11 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


Reconciliation of cash
                                                               -----------------------------------------------
 Reconciliation of cash at the end of the period (as shown         Current period             Previous
 in the consolidated statement of cash flows) to the related             $A             corresponding period
 items in the accounts is as follows.                                                      July - Dec 01
                                                                                                 $A
 -------------------------------------------------------------------------------------------------------------
 8.1     Cash on hand and at bank                                      1,446,025               5,508,105
 8.2     Deposits at call                                                      -                       -
 8.3     Bank overdraft                                                        -                       -
 8.4     Other (provide details)                                               -                       -
                                                               ------------------------------------------
 8.5     Total cash at end of period (item 7.27)                       1,446,025               5,508,105
 --------------------------------------------------------------------------------------------------------

Other notes to the condensed financial statements

                                                               ---------------------------------------------
Ratios                                                             Current period             Previous
                                                                         $A             corresponding period
                                                                                           July - Dec 01
                                                                                                 $A
                                                               ---------------------------------------------
         Profit before tax / revenue
9.1      Consolidated profit (loss) from ordinary activities           (595.81%)               (421.55%)
         before tax (item 1.5) as a percentage of revenue
         (item 1.1)
---------------------------------------------------------------------------------------------------------
         Profit after tax / +equity interests
9.2      Consolidated net profit (loss) from ordinary                   (22.85%)                (13.44%)
         activities after tax attributable to members (item
         1.11) as a percentage of equity (similarly
         attributable) at the end of the period (item 4.37)
------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   Page 12 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.
--------------------------------------------------------------------------------

Basic Earnings per share   (5.34 cents)
------------------------
(Item 1.18)

Net Loss for period (Item 1.1)                3,138,115
Weighted Average Number of ordinary Shares = 58,721,755

Diluted Earnings per share
--------------------------

Diluted Earnings per Share is the same as Basic earnings per share as the dilutive options have not increased the loss per share.

--------------------------------------------------------------------------------

                                         ---------------------------------------
 NTA backing                             Current period  Previous corresponding
 (see note 7)                                  $A                period
                                                             July - Dec 01
                                                                   $A
 -------------------------------------------------------------------------------

 11.1   Net tangible asset backing
        per +ordinary security              $0.010                $0.0810
                                         ---------------------------------------

Discontinuing Operations
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042:
Discontinuing Operations (see note 17).)

12.1     Discontinuing Operations
--------------------------------------------------------------------------------
Not applicable
--------------------------------------------------------------------------------

Control gained over entities having material effect

                                             -----------------------------------
   13.1  Name of entity (or group of         Not applicable
         entities)
                                             -----------------------------------

                                                                   -------------

   13.2 Consolidated profit (loss) from ordinary activities and extraordinary  items after tax of the controlled entity
        (or group of entities)  since the date in  the current     $
        period on which control was +acquired
                                                                   -------------
   13.3 Date from which such profit has been calculated
                                                                   -------------
   13.4 Profit    (loss)   from   ordinary    activities    and
        extraordinary  items after tax of the controlled entity
        (or group of entities)  for the whole of the previous      $
        corresponding period
                                                                   -------------

--------------------------------------------------------------------------------
                                                                   Page 13 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Loss of control of entities having material effect

                                                   -----------------------------
   14.1     Name of entity (or group of entities)  Not applicable
                                                   -----------------------------

                                                                       ---------
   14.2 Consolidated profit (loss) from ordinary activities and extraordinary  items after tax of the controlled entity
        (or group of entities)  for the current  period to the          $
        date of loss of control
                                                                       ---------
   14.3 Date to which the  profit  (loss) in item 14.2 has been calculated
                                                                       ---------
   14.4 Consolidated profit (loss) from ordinary activities and extraordinary  items after tax of the controlled entity
        (or group of  entities)  while  controlled  during the         $
        whole of the previous corresponding period
                                                                       ---------
   14.5 Contribution   to   consolidated   profit  (loss)  from
        ordinary  activities and extraordinary  items from sale
        of interest leading to loss of control                         $
                                                                       ---------

Dividends (in the case of a trust, distributions)

                                                                  --------------
   15.1 Date the dividend (distribution) is payable               Not applicable
                                                                  --------------
                                                                  --------------
   15.2 +Record date to determine  entitlements to the dividend
        (distribution)  (ie, on the basis of proper instruments
        of transfer  received by 5.00 pm if +securities are not
        +CHESS   approved,   or   security   holding   balances
        established  by 5.00 pm or such later time permitted by
        SCH Business Rules if +securities are +CHESS approved)
                                                                  --------------
                                                                  --------------
   15.3 If  it is a  final  dividend,  has  it  been  declared?
        (Preliminary final report only)
                                                                  --------------

Amount per security

----------------------------------------------------------------------------------------------------------------
                                                               Amount per     Franked amount      Amount per
                                                                security       per security      security of
                                                                                 at % tax       foreign source
                                                                               (see note 4)        dividend
----------------------------------------------------------------------------------------------------------------
            (Preliminary final report only)

15.4        Final dividend:      Current year                      -(cent)         -(cent)            -(cent)

15.5                             Previous year                     -(cent)         -(cent)            -(cent)
----------------------------------------------------------------------------------------------------------------
            (Half yearly and preliminary final reports)

15.6        Interim dividend:    Current year                      -(cent)          -(cent)           -(cent)

15.7                             Previous year                     -(cent)          -(cent)           -(cent)
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Total dividend (distribution) per security (interim plus final) (Preliminary final report only)
                                         ----------------------------
                                         Current year   Previous year
                                         ----------------------------
15.8     +Ordinary securities              n/a             n/a
15.9     Preference +securities            n/a             n/a
                                         ----------------------------

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

                                                  ------------------------------
                                                  Current period    Previous
                                                        $A        corresponding
                                                                     period
                                                                   July - Dec 01
                                                                       $A
                                                  ------------------------------
15.10      +Ordinary securities
           (each class separately)                       -               -
15.11      Preference +securities (each class            -               -
           separately)
15.12      Other equity instruments (each class          -               -
           separately)
                                                  ------------------------------
                                                         -               -
15.13      Total
                                                  ------------------------------

The +dividend or distribution plans shown below are in operation.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                 ---------------
The last date(s) for receipt of election notices for the
+dividend or distribution plans
                                                                 ---------------

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Details of aggregate share of profits (losses) of associates and joint venture entities
                                                             ------------------------------
                                                             Current period      Previous
 Group's share of associates' and joint                           $A          corresponding
  venture entities':                                                              period
                                                                              July - Dec 01
                                                                                   $A
                                                             ------------------------------
 16.1    Profit (loss) from ordinary activities before tax        -                -
 16.2    Income tax on ordinary activities                        -                -
                                                             ------------------------------
 16.3    Profit (loss) from ordinary activities after tax         -                -
 16.4    Extraordinary items net of tax                           -                -
                                                             ------------------------------
 16.5    Net profit (loss)                                        -                -
 16.6    Adjustments                                              -                -
                                                             ------------------------------
 16.7    Share of net profit (loss) of associates and             -                -
         joint venture entities
                                                             ------------------------------

--------------------------------------------------------------------------------

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)

                               ------------------------------------------------------------------------------
 Name of entity                  Percentage of ownership interest        Contribution to net profit (loss)
                                 held at end of period or date of                   (item 1.9)
                                             disposal
-------------------------------------------------------------------------------------------------------------
                                    Current            Previous         Current period          Previous
                                     Period          corresponding            $A             corresponding
                                                        period                                   period
                                                                                             July - Dec 01
                                                                                                   $A
                               ------------------------------------------------------------------------------
 17.1   Equity accounted              n/a                 0%                  n/a                   0
        associates and joint
        venture entities
 ------------------------------------------------------------------------------------------------------------
 17.2   Total                         n/a                 0%                  n/a                   0
 ------------------------------------------------------------------------------------------------------------
 17.3   Other material                n/a                 0%                  n/a                   0
        interests
 ------------------------------------------------------------------------------------------------------------
 17.4   Total                         n/a                 0%                  n/a                   0
 ------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                   Page 16 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

                                            ------------------------------------------------------------------
                                                                                 Issue price     Amount paid
Category of +securities                       Total number      Number quoted    per security      up per
                                                                                (see note 14)     security
                                                                                  (cents)         (see
                                                                                                   note
                                                                                                   14)
                                                                                                   (cents)
                                            ------------------------------------------------------------------
18.1       Preference +securities                           -                -
           (description)

                                            ------------------------------------------------------------------
18.2       Changes during current period
           (a)  Increases through issues
           (b)  Decreases through returns
           of capital, buybacks,
           redemptions
--------------------------------------------------------------------------------------------------------------
18.3       +Ordinary securities                    58,939,045       58,939,045

                                            ------------------------------------------------------------------
18.4       Changes during current period
           (a)  Increases through issues              326,295          326,295
           (b)  Decreases through returns                   -
           of capital, buybacks
--------------------------------------------------------------------------------------------------------------
18.5       +Convertible debt securities                     -
           (description and conversion
           factor)

                                            ------------------------------------------------------------------
18.6       Changes during current period
           (a) Increases through issues
           (b) Decreases through securities
           matured, converted
--------------------------------------------------------------------------------------------------------------
18.7       Options  (description and                                               Exercise        Expiry
           conversion factor)                                                       price           date
                                                                                                  (if any)
                                                                                ------------------------------
           PBTO                                     7,000,157        7,000,157         $0.50       01/03/03
           PBTAK                                   20,200,000                -         $0.50       01/12/04
           PBTAM                                      200,000                -         $0.50       01/03/04
           PBTAO                                      410,000                -         $0.50       30/06/05
           PBTAQ                                      200,000                -         $0.50       01/10/05
                                            ------------------------------------------------------------------
                                                   28,010,157        7,000,157
                                            ------------------------------------------------------------------
18.8       Issued during current period               413,274
                                            ------------------------------------------------------------------
18.9       Exercised during current period            297,427
                                            ------------------------------------------------------------------
18.10      Expired during current period                    -                -
--------------------------------------------------------------------------------------------------------------
                                                            -
18.11      Debentures  (description)

18.12      Changes during current period
           (a)  Increases through issues

           (b) Decreases through securities
               matured, converted
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                   Page 17 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------

18.13      Unsecured notes  (description)                  -


           Changes during current period
18.14
           (a) Increases through issues

           (b) Decreases through securities matured, converted
-------------------------------------------------------------------------------


Segment reporting
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The Company's activities are predominantly within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Comments by directors
(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

            -------------------------------------------------------------------

             Nil
            -------------------------------------------------------------------

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

           --------------------------------------------------------------------

            Nil
           --------------------------------------------------------------------

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.


--------------------------------------------------------------------------------
                                                                   Page 18 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


 -------------------------------------------------------------------------------
 nil

 -------------------------------------------------------------------------------

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

--------------------------------------------------------------------------------
  -

--------------------------------------------------------------------------------

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

--------------------------------------------------------------------------------
  -

--------------------------------------------------------------------------------

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

--------------------------------------------------------------------------------
There has been no change in the status of the matter of P.N. Gerolymatos since the last annual report other than that disclosed in public announcements on the ASX.
--------------------------------------------------------------------------------

Additional disclosure for trusts

                                                                 --------------
20.1 Number  of  units   held  by  the   management   company
     or responsible  entity or their related parties.           Not applicable
                                                                 --------------
                                                                 --------------
20.2 A statement of the fees and commissions payable to them anagement company or responsible entity.

           Identify:
           -        initial service charges
           -        management fees
           -        other fees
                                                                 --------------


--------------------------------------------------------------------------------
                                                                   Page 19 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------



Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:
                                                           ---------------------
Place                                                               n/a
                                                           ---------------------
Date
                                                           ---------------------
Time
                                                           ---------------------
Approximate date the +annual report will be available
                                                           ---------------------


Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

                                               ---------------------------------
       Identify other standards used           n/a

                                               ---------------------------------

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.


3 This report does give a true and fair view of the matters disclosed (see note 2).

4    This report is based on +accounts to which one of the following applies.

      (Tick one)
       The +accounts have been audited.   X  The  +accounts  have been subject
                                             to review.

      The   +accounts   are   in   the       The  +accounts  have not yet been
      process   of  being   audited  or      audited or reviewed.
      subject to review.


5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.

6    The entity has a formally constituted audit committee.


Sign here:       /s/Geoffrey Kempler                    Date: 13 March 2003
                  Director


Print name:       Geoffrey Kempler


--------------------------------------------------------------------------------
                                                                   Page 20 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


Notes

1. For announcement to the market The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. True and fair view If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.   Condensed consolidated statement of financial performance

     Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in AASB 1004: Revenue, and AASB 1018:
               Statement of Financial Performance.

     Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. Income tax If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5.   Condensed consolidated statement of financial position

     Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

     Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of AASB 1010: Accounting for the Revaluation of Non-Current Assets. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. Condensed consolidated statement of cash flows For definitions of "cash" and other terms used in this report see AASB 1026: Statement of Cash Flows. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of AASB 1026. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

--------------------------------------------------------------------------------
                                                                   Page 21 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


7. Net tangible asset backing Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8. Gain and loss of control over entities The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. Rounding of figures This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A headings must be amended.

10. Comparative figures Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. Additional information An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. Corporations Act financial statements This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. Issued and quoted securities The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 Details of expenses AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function.

--------------------------------------------------------------------------------
                                                                   Page 22 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


     Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

     The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

     Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 Dollars If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17.  Discontinuing operations

     Half yearly report

     All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

     Preliminary final report

     Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

     In any case the information may be provided as an attachment to this Appendix 4B.

18.  Format

     This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

19.  Changes in Accounting Standards

     The following changes have occurred in Accounting Standards since 1 July 2002 and these changes have been adopted where appropriate in preparation of this report:

     -        SB 1012 - Foreign Currency Translation
     -        SB 1028 - Employee Benefits
     -        SB 1044 - Provisions, Contingent Liabilities and Contingent Assets

--------------------------------------------------------------------------------
                                                                   Page 23 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


20.  Income Tax Note

     --------------------------------------------------------------------
                                                  Dec 2002      Dec 2001
     --------------------------------------------------------------------
     Prima facie income tax on the operating       941,434       760,177
     loss before income  tax at 30%

     --------------------------------------------------------------------
     Non-Tax Deductible Items
     - Amortisation of Intangibles               (165,000)     (165,000)

     --------------------------------------------------------------------
     Timing  differences  and tax  losses not
     brought to account as future  income tax
     benefits                                      776,434       595,177

     --------------------------------------------------------------------
     Income Tax Expense                                  -             -

     --------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                   Page 24 of 26

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------


                           PRANA BIOTECHNOLOGY LIMITED
                               ABN 37 080 699 065

                            INTERIM FINANCIAL REPORT

                             DIRECTORS' DECLARATION
                                31 December 2002


The directors of the company declare that:

     1.   The financial statements and notes, as set out on pages 5 to 24:

          a. Comply with Accounting Standards AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

          b. Give a true and fair view of the company's financial position as at 31 December 2002 and of its performance for the half-year ended on that date.

     2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.




Director          /s/Geoffrey Kempler
                  Geoffrey Kempler



Dated this        13th day of March 2003

--------------------------------------------------------------------------------
                                                                   Page 25 of 25

                                                                     Appendix 4B
Prana Biotechnology Limited                Half yearly report - 31 December 2002
--------------------------------------------------------------------------------

                                 AUDITOR REPORT

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060 505 Bourke Street
Melbourne VIC 3000                                                      Deloitte
GPO Box 78B                                                               Touche
Melbourne VIC 300T Australia                                            Tohmatsu

DX 111
Telephone (03) 9208 7000
Facsimile (03) 9208 7001
www.deloitte.com.au

                    INDEPENDENT REVIEW REPORT TO THE MEMBERS
                         OF PRANA BIOTECHNOLOGY LIMITED
Scope
-----
We have reviewed the attached financial report of Prana Biotechnology Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules as set out on pages 5 to 27, including the directors' declaration, for the half-year ended 31 December 2002, but excluding the following sections:

a) material factors affecting the revenues and expenses of the entity for the current period (page 16); and
b)       compliance statement (page 20).

The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the disclosing entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in acordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement
---------
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with:

(a) the Corporations Act 2001, including:

     (i) giving a true and fair view of the disclosing entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

     (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

/s/Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu

/s/C J Biermann
C J Biermann
Partner
Chartered Accountants

Melbourne,      13 March 2003

                    ------------------------------------------------------------
                    The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

--------------------------------------------------------------------------------

                                                                          ITEM 2

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                             New issue announcement,
               application for quotation of additional securities
                                  and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.


Name of entity
-------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
-------------------------------------------------------------------------------

ABN
----------------------------
37 080 699 065
----------------------------

We (the entity) give ASX the following information.


Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be         -------------------------------
   issued                                       Ordinary Shares
                                                -------------------------------

2 Number of +securities issued or to            --------------------------------
  be issued (if known) or maximum                 3,132,391
  number which may be issued                    --------------------------------

3 Principal terms of the +securities (eg,       -------------------------------
  if options, exercise price and expiry         Pari passu with existing quoted
  date; if partly paid +securities, the         ordinary shares
  amount outstanding and due dates for          --------------------------------
  payment; if +convertible securities,
  the conversion price and dates for
  conversion)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

4 Do the +securities rank equally in all        -------------------------------
 respects from the date of allotment            Yes
 with an existing +class of quoted              -------------------------------
 +securities?

If the additional securities do not
rank equally, please state:
- the date from which they do
- the extent to which they
  participate for the next dividend,
  (in the case of a trust,
  distribution) or interest payment
- the extent to which
  they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration                  -------------------------------
                                                $0.50 per share
                                                -------------------------------


6 Purpose of the issue                          -------------------------------
  (If issued as consideration for the           Exercise of Options
  acquisition of assets, clearly identify
  those assets)                                  To be used for Working Capital
                                                 Purposes





                                                -------------------------------

7 Dates of entering +securities into            -------------------------------
  uncertificated holdings or                    15/3/03
  despatch of certificates                      -------------------------------



                                            --------------- ---------------
8 Number and +class of all +securities      Number          +Class
  quoted on ASX (including the              --------------- ----------------
  securities in clause 2 if applicable)     65,765,989(PBT)  Ordinary Shares
                                               336,314(PBTN) Options exercisable
                                                             at $0.50 on or
                                                             before 1 March 2003
                                            --------------- --------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                        ----------------------------- -------------------------
                                        Number                        +Class
                                        ----------------------------- -------------------------

9 Number and +class of all +securities  20,125,000 (PBTAK)            Options exercisable
  not quoted on ASX (including the                                     at $0.50 on or
  securities in clause 2 if applicable)                                before 1 December
                                                                       2004.
                                        200,000 (PBTAM)               Options exercisable
                                                                       at $0.50 on or before
                                                                       20 March 2004.
                                                                      Employee &
                                        410,000 (PBTAO)                Consultants Options
                                                                       exercisable at $0.50
                                                                       on or before 30 June
                                                                       2005.
                                        200,000 (PBTAQ)               Options exercisable
                                                                       at $0.50 on or
                                                                       before 1 October
                                                                       2005.
                                        ----------------------------- --------------------------

10 Dividend policy (in the case of a            -------------------------------
   trust, distribution policy) on the           Unchanged
   increased capital (interests)                -------------------------------

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval                  -------------------------------
   required?
                                                -------------------------------

12 Is the issue renounceable or non-            -------------------------------
   renounceable?
                                                -------------------------------

13 Ratio in which the +securities will be       -------------------------------
  offered
                                                -------------------------------

14 +Class of +securities to which the           -------------------------------
   offer relates
                                                -------------------------------

15 +Record date to determine                    -------------------------------
   entitlements

16 Will holdings on different registers         -------------------------------
   (or subregisters) be aggregated for
   calculating entitlements?
                                                -------------------------------

17 Policy for deciding entitlements in          -------------------------------
   relation to fractions
                                                -------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


18 Names of countries in which the              -------------------------------
   entity has +security holders who will
   not be sent new issue documents

   Note: Security holders must be told how their entitlements are to be dealt with.

   Cross reference: rule 7.7.                   -------------------------------

19 Closing date for receipt of                  -------------------------------
   acceptances or renunciations
                                                -------------------------------

20 Names of any underwriters                    -------------------------------

                                                -------------------------------

21 Amount of any underwriting fee or            -------------------------------
   commission
                                                -------------------------------

22 Names of any brokers to the issue            -------------------------------

23 Fee or commission payable to the             -------------------------------
   broker to the issue
                                                -------------------------------

24 Amount of any handling fee                    ------------------------------
   payable to brokers who lodge
   acceptances or renunciations on
   behalf of +security holders                   -------------------------------

25 If the issue is contingent on                 -------------------------------
   +security holders' approval, the date
   of the meeting                                -------------------------------

26 Date entitlement and acceptance               -------------------------------
   form and prospectus or Product
   Disclosure Statement will be sent to
   persons entitled                              -------------------------------


27 If the entity has issued options,             -------------------------------
   and the terms entitle option holders to
   participate on exercise, the date on
   which notices will be sent to option
   holders                                       -------------------------------

28 Date rights trading will begin (if            -------------------------------
   applicable)
                                                 -------------------------------

29 Date rights trading will end (if              -------------------------------
   applicable)
                                                 -------------------------------

30 How do +security holders sell their           -------------------------------
   entitlements in full through a broker?
                                                 ------------------------------

--------------------------------------------------------------------------------
+See chapter 19 for defined terms.

Appendix 3B Page 4                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
-------------------------------------------------------------------------------

31 How do +security holders sell part           --------------------------------
   of their entitlements through a broker
   and accept for the balance?
                                                --------------------------------

32 How do +security holders dispose             --------------------------------
   of their entitlements (except by sale
   through a broker)?                           --------------------------------

33 +Despatch date                               --------------------------------

                                                --------------------------------

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X} Securities described in Part 1

(b) [ ] All other securities

                  Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35      [ ]       If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [ ]       If the +securities are +equity securities, a distribution
                  schedule of the additional +securities setting out the number of holders in the categories

                  1 - 1,000
                  1,001 - 5,000
                  5,001 - 10,000
                  10,001 - 100,000
                  100,001 and over

37      [ ]       A copy of any trust deed for the additional +securities

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

38 Number of securities for which                 ------------------------------
   +quotation is sought
                                                  ------------------------------

39 Class of +securities for which                 ------------------------------
   quotation is sought
                                                  ------------------------------

40 Do the +securities rank equally                ------------------------------
   in all respects from the date of
   allotment with an existing +class of
   quoted +securities?                            ------------------------------

   If the additional securities do not            ------------------------------
   rank equally, please state:
   - the date from which they do
   - the extent to which they participate
     for the next dividend, (in
     the case of a trust, distribution)
     or interest payment
   - the extent to which
     they do not rank equally, other than
     in relation to the next dividend,
     distribution or interest payment
                                                  ------------------------------

41 Reason for request for quotation               ------------------------------
   now


Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of
another security, clearly identify that
other security)                                   ------------------------------

                                                  ----------------- ------------
                                                  Number            +Class
                                                  ----------------- ------------
42 Number and +class of all
   +securities quoted on ASX
   (including the
   securities in clause 38)
                                                  ----------------- ------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------


Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity  may  need  to  obtain  appropriate   warranties  from
          subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: /s/Richard Revelins                               Date: 13 March 2003
                  (Director/Company secretary)

Print name: RICHARD REVELINS
                                    == == == == ==
 -------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                   (Registrant)



                                            By:  /s/Phillip Hains
                                                -------------------------------
                                                Phillip Hains
                                                Administrative Officer



Date: March 18, 2003